UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMERICAN PACIFIC CORPORATION

(Name of Subject Company (issuer))

FLAMINGO MERGER SUB CORP.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

FLAMINGO PARENT CORP.

(Name of Filing Persons (Parent of Offeror))

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

028740108

(CUSIP Number of Class of Securities)

Flamingo Merger Sub Corp.

Flamingo Parent Corp.

c/o H.I.G. Capital, LLC

1450 Brickell Avenue, 31st Floor

Miami, Florida 33131

Attention: Fraser Preston

Phone: (305) 379-2322

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Carl P. Marcellino

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

Phone: (212) 841-0623

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$394,055,136	$50,754.30

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by multiplying the offer price of $46.50 per share of common stock of American Pacific Corporation (“AMPAC”), par value $0.10 per share, (“Shares”) by 8,474,304 Shares, which, based on information provided by AMPAC as of January 21, 2014, is the sum of (i) 7,997,913 Shares outstanding and (ii) 476,391 Shares authorized and reserved for issuance pursuant to outstanding options to purchase Shares.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, is calculated by multiplying the Transaction Valuation by 0.0001288.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Flamingo Merger Sub Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Flamingo Parent Corp., a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.10 per share (“Shares”), of American Pacific Corporation, a Delaware corporation (“AMPAC”), at a price of $46.50 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated January 24, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

American Pacific Corporation

3883 Howard Hughes Parkway

Suite 700

Las Vegas, NV 89169

(702) 699-4126

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of January 21, 2014, based on information provided by AMPAC, there were 7,997,913 Shares issued and outstanding and 476,391 Shares authorized and reserved for issuance pursuant to options to purchase Shares. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 1 (“Terms of the Offer”)

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 4 (“Withdrawal Rights”)

THE TENDER OFFER—Section 5 (“Certain United States Federal Income Tax Consequences”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements—Merger Agreement”)

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with AMPAC”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with AMPAC”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for AMPAC”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for AMPAC”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with AMPAC”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for AMPAC”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with AMPAC”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with AMPAC”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by AMPAC with the Securities and Exchange Commission on January 10, 2014.

Item 8.	Interest to Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for AMPAC”)

(b) Securities Transactions. None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares)

THE TENDER OFFER—Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with AMPAC”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for AMPAC”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 24, 2014

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on January 24, 2014

(a)(5)(A)	Press Release issued by American Pacific Corporation on January 10, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Flaming Merger Sub Corp. with the Securities and Exchange Commission on January 10, 2014)

(a)(5)(B)	Press Release issued by H.I.G. Capital, LLC on January 24, 2014

(d)(1)	Agreement and Plan of Merger, dated January 9, 2014, by and among Flamingo Parent Corp., Flamingo Merger Sub Corp, and American Pacific Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by American Pacific Corporation with the Securities and Exchange Commission on January 10, 2014)

(d)(2)	Confidentiality Agreement, dated June 19, 2013, between American Pacific Corporation and H.I.G. Capital Management, Inc.

(g)	None

(h)	None

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2014

FLAMINGO MERGER SUB CORP.

By:	/s/ Fraser Preston
	Name:	Fraser Preston
	Title:	President

FLAMINGO PARENT CORP.

By:	/s/ Fraser Preston
	Name:	Fraser Preston
	Title:	President

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

By:	H.I.G. Bayside Advisors II, LLC
its General Partner

By:	H.I.G.-GPII, Inc.
its Manager

By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 24, 2014

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on January 24, 2014

(a)(5)(A)	Press Release issued by American Pacific Corporation on January 10, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Flaming Merger Sub Corp. with the Securities and Exchange Commission on January 10, 2014)

(a)(5)(B)	Press Release issued by H.I.G. Capital, LLC on January 24, 2014

(d)(1)	Agreement and Plan of Merger, dated January 9, 2014, by and among Flamingo Parent Corp., Flamingo Merger Sub Corp, and American Pacific Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by American Pacific Corporation with the Securities and Exchange Commission on January 10, 2014)

(d)(2)	Confidentiality Agreement, dated June 19, 2013, between American Pacific Corporation and H.I.G. Capital Management, Inc.

(g)	None

(h)	None